Rio Tinto plc	Exhibit 99.7
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto announces pioneering strategic partnership with Chinalco
Joint ventures and convertible bonds to deliver US$19.5 billion in cash to Rio Tinto
12 February 2009
The Boards of Rio Tinto plc and Rio Tinto Limited (together “Rio Tinto”) announce today that they are unanimously recommending to shareholders a transaction with Aluminium Corporation of China (“Chinalco”), a leading Chinese diversified resources company. The transaction will forge a pioneering strategic partnership through the creation of joint ventures in aluminium, copper, and iron ore as well as the issue of convertible bonds to Chinalco, which would, if converted, allow Chinalco to increase its existing shareholding in Rio Tinto.
The transaction is intended to position Rio Tinto to lead the resources industry into the next decade and beyond by ensuring the continuity of its strategy with the benefit of Chinalco’s relationships, resources and capabilities.
The Rio Tinto Boards have extensively considered a range of strategic options, and have concluded that the opportunity offered by the strategic partnership with Chinalco, together with the value on offer for the investments by Chinalco in certain of Rio Tinto’s mineral assets and in the convertible bonds, is superior to other identified options and offers greater medium term certainty and long term value for Rio Tinto’s shareholders.
Transaction highlights
•	Delivers substantial aggregate cash proceeds of US$19.5 billion through:
o	Investment by Chinalco in certain aluminium, copper and iron ore joint ventures totalling US$12.3 billion

o	The issue of subordinated convertible bonds in two tranches with conversion prices of US$45 and US$60 in each of Rio Tinto plc and Rio Tinto Limited for a total consideration of US$7.2 billion. If converted, the subordinated convertible bonds would increase Chinalco’s current shareholding to 19.0% in Rio Tinto plc and 14.9% in Rio Tinto Limited, equivalent to an 18.0% interest in the Rio Tinto Group
•	Raises significant funds at a time when financial markets are distressed, materially reducing Rio Tinto’s indebtedness, strengthening its balance sheet and increasing its flexibility to pursue attractive investment opportunities throughout the cycle
Cont.../

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•	Creates a pioneering strategic partnership with a leading Chinese diversified resources company:
o	Rio Tinto will benefit from Chinalco’s strong relationships within China, which Rio Tinto believes will continue to be the main driver of growth in commodity markets over the longer term

o	The strategic partnership creates the opportunity for joint ventures and project development in emerging economies. The two groups bring complementary skills, including Chinalco’s capabilities to deliver infrastructure projects and Rio Tinto’s leadership in operational excellence and sustainable development

o	Rio Tinto will enter into a landmark joint venture for exploration in China, in partnership with Chinalco

o	The Chinalco relationship will facilitate access for Rio Tinto to funding for project development from Chinese financial institutions
•	Chinalco will be entitled to nominate two new non-executive Board members (one independent under applicable corporate governance criteria) to add to the fifteen current Board members of Rio Tinto. Independent non-executive directors will continue to comprise a majority of the Rio Tinto Boards, consistent with corporate governance best practice

•	Rio Tinto retains operational control of the joint venture assets, with clear governance arrangements and continued commercial marketing of joint venture product while maintaining its commitment to best practice and sustainable development

•	The transaction is subject to approval by the shareholders of Rio Tinto, governments and other regulators
The Boards of Rio Tinto plc and Rio Tinto Limited propose unanimously to recommend that shareholders vote in favour of the resolutions to be proposed at the shareholders’ meetings in order to effect the transaction.
Commenting on the transaction, Paul Skinner, Chairman of Rio Tinto, said:
“This transaction will deliver superior value for Rio Tinto shareholders. Chinalco’s cash investment of US$19.5 billion will strengthen Rio Tinto’s balance sheet, increase our flexibility to deliver growth as markets recover and position Rio Tinto for the next decade and beyond.
“We have long recognised and welcomed the growing participation of China in the global economy and the opportunities this presents to Rio Tinto. We believe this transaction is a logical step in advancing our capability in the Chinese market and the Boards of Rio Tinto recommend it to shareholders.
“Chinalco’s investment is a clear vote of confidence in Rio Tinto’s strength, its growth prospects and the outlook for the commodities we produce.”
Commenting on the transaction, Xiao Yaqing, President of Chinalco, said:
“This transaction follows our acquisition of a significant stake in Rio Tinto in February 2008 which laid a solid foundation for our broader strategic partnership. It reflects our continued confidence in the long-term prospects of the industry and the Chinese economy, the strength of Rio Tinto’s world-class management team and its long term growth prospects. Our objectives are to seek commodity and geographic diversification, with a view to achieving long term financial returns from our investments.

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“The strategic partnership with Rio Tinto is a perfect fit with these goals. It aligns us with a leading global diversified miner with superb tier one assets and a track record of innovation. It also allows Chinalco a significant role in a strong industry with excellent growth prospects and direct economic exposure to Rio Tinto’s leading aluminium, copper and iron ore assets. With the portfolio of these global assets, Chinalco will be better positioned to serve its customers in China and globally. We will embrace Rio Tinto’s expertise in sustainable development, and with our complementary areas of expertise will combine to bring the best of both to project development. This strategic partnership represents a key step in Chinalco’s development into one of the world’s leading natural resources companies.”
Commenting on the transaction, Tom Albanese, Chief Executive of Rio Tinto, said:
“Since Chinalco made its initial investment a year ago, it has become clear to both companies that a partnership makes great strategic sense. Today’s announcement is the culmination of many months of exploring how we might do this. Rio Tinto has over 20 years experience of joint ventures with Chinese partners and a proven track record of delivering value for our shareholders from existing joint ventures with customers. The transaction will forge a pioneering strategic partnership with one of China’s leading and fastest-growing resource companies. Together we will create value from joint ventures and will have more options in project development and exploration — particularly in emerging economies. We will benefit from Chinalco’s insight in China, the largest and the fastest growing market in the world for our products.
“Chinalco has a strong commercial focus and an outstanding track record of growth and value creating investments. Together we will make both businesses stronger, to the benefit of shareholders and other stakeholders.”

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:
For Rio Tinto:

Media Relations, London	Media Relations, Australia
Christina Mills	Amanda Buckley
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 419 801 349

Nick Cobban	Ian Head
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 408 360 101

Media Relations, US and South America	Media Relations, Canada
Tony Shaffer	Stefano Bertolli
Office: +1 202 393 0266	Office: +1 (0) 514 848 8151
Mobile: +1 202 256 3667	Mobile: +1 (0) 514 915 1800

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7781 2049	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227365	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3867 1607
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 801 204 2919
Mobile: +1 801 558 2645

Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at:
www.newscast.co.uk

For Chinalco:

Maitland, Media advisors to Chinalco,	FD Third Person, Media advisors to Chinalco,
London	Australia
Office: +44 (0) 20 7379 5151

Philip Gawith	Jim Kelly
Mobile: +44 (0) 7887 954 048	Mobile: +61 (0) 412 549 083
Office: + 61 (0) 2 8298 6100

Liz Morley	Amanda Lee
Mobile: +44 (0) 7798 683 108	Mobile: +61 (0) 410 774 618
Office: + 61 2 8298 6100

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12 February 2009
Rio Tinto announces pioneering strategic partnership with
Chinalco
Strategic alliances and convertible bonds to deliver US $19.5 billion in cash to Rio Tinto
1. Introduction
The Boards of Rio Tinto plc and Rio Tinto Limited (together “Rio Tinto” or the “Group”) announce today that they are unanimously recommending to shareholders a transaction with Aluminum Corporation of China (“Chinalco”), a leading Chinese diversified resources company. The transaction will forge a pioneering strategic partnership through the creation of strategic alliances in aluminium, copper, and iron ore as well as the issue of convertible bonds to Chinalco, which would, if converted, allow Chinalco to increase its existing shareholding in Rio Tinto.
2. Transaction Overview and Background
Under the terms of the transaction, Chinalco will pay US$12.3 billion in cash to invest in certain Rio Tinto aluminium, copper and iron ore assets through strategic alliances. Chinalco will also pay US$7.2 billion in cash to Rio Tinto in consideration for an investment in Rio Tinto at the Group level through the issuance of convertible bonds which are convertible into Rio Tinto plc shares and Rio Tinto Limited shares. The total cash proceeds payable to Rio Tinto through the Transaction are US$19.5 billion.
The transaction announced today is the culmination of extensive discussions between Rio Tinto and Chinalco in the latter part of 2008 and to date in 2009. It demonstrates a shared view of the inherent value of Rio Tinto, and Chinalco’s confidence in the long term growth prospects of the Group, its world class management team, and its position as a leading global miner.
Rio Tinto intends to use the proceeds of the transaction primarily to strengthen its balance sheet, to repay debt and to provide flexibility to continue to invest in value-creating growth opportunities. The transaction will allow Rio Tinto to raise funds at a time when financial markets are distressed, thereby significantly reducing its indebtedness, strengthening its balance sheet, and increasing its flexibility to pursue attractive investment opportunities throughout the cycle.
Following the transaction, Rio Tinto will maintain operational control of the businesses that are the subject of the strategic alliances. The current Rio Tinto Group senior executive team will continue to manage each business, with continuity of Rio Tinto’s existing strategy and business principles. Governance arrangements will be implemented to regulate the continuing relationship between the parties on the basis that Rio Tinto retains responsibility for carrying on the day-to-day management and operation of the businesses independently of Chinalco.

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The Rio Tinto Boards believe the strategic partnership with Chinalco will strengthen Rio Tinto’s ability to deliver its strategy of maximising shareholder value through the development and operation of low cost, long life assets. In recognition of its significant investment and consistent with the strategic partnership, Chinalco will be offered two non-executive Board positions to complement the existing Rio Tinto Boards. One of the non-executive directors must be independent.
In addition to significantly strengthening Rio Tinto’s balance sheet and ensuring financial flexibility over the medium-term, the pioneering strategic partnership is expected to offer the following benefits to Rio Tinto:
•	Chinalco’s strong relationships within China, which Rio Tinto believes will continue to be the main driver of commodity market growth over the longer term

•	The strategic partnership creates the opportunity for joint ventures and project development in emerging economies. The two groups bring complementary skills including Chinalco’s capabilities to deliver infrastructure projects, and Rio Tinto’s leadership in operational excellence and sustainable development

•	Rio Tinto will enter into a landmark joint venture for exploration in China in partnership with Chinalco

•	The Chinalco relationship will facilitate access for Rio Tinto to funding for project development from Chinese financial institutions.
The transaction is conditional upon approval of Rio Tinto shareholders. The transaction is also subject to government and regulatory approvals.
3. Detailed Transaction terms
Strategic Alliance Investments
Chinalco will invest US$12.3 billion in aluminium, copper and iron ore strategic alliances in the form of strategic alliance notes or equity. The strategic alliance notes are synthetic instruments which track the cash generated by the assets and give a return based on the cash generated, taking into account Chinalco’s level of investment.

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			Chinalco’s		Attributable
		Rio	Proposed		values of
		Tinto’s	Share of	Rio Tinto’s	Chinalco’s
		Existing	Rio Tinto’s	resulting	proposed
	Strategic	Economic	Economic	economic	share
Business	alliance	Interest	Interest	interest	(US$ million)

Weipa	Aluminium	100%	30%	70%	1,200

Yarwun	Aluminium	100%	50%	50%	500

Boyne	Aluminium	59.4%	49%	30%

					450
Gladstone Power Station	Aluminium	42.1%	49%	21.5%

Escondida	Copper	30%	49.75%	15%	3,388

Grasberg	Copper	40%	30%	28%	400

La Granja	Copper	100%	30%	70%	50

Kennecott	Copper	100%	25%	75%	700

Hamersley Iron	Iron Ore	100%	15%	85%	5,150

Development Fund [1]				50%	500

Total					12,338

[1]	The Development Fund will be jointly owned by Rio Tinto and Chinalco. The US$500 million included in the transaction is for the acquisition of project developments, including from Rio Tinto
The businesses and assets that are the subject of the Transaction, and Rio Tinto and Chinalco’s resulting economic interests, are as follows:
•	A 30% indirect investment in Weipa (100% owned by Rio Tinto). Weipa is a bauxite mine located in Queensland, Australia

•	A 50% indirect investment in Yarwun (100% owned by Rio Tinto). Yarwun is an alumina refinery, located in Gladstone, Queensland, Australia

•	A 49% indirect investment in Rio Tinto’s share of Boyne Island Smelters (59.4% owned and managed by Rio Tinto) and Gladstone Power Station (42.1% owned by Rio Tinto and operated by NRG, a US based energy provider). Boyne is an aluminium smelter in Gladstone, Queensland, Australia and Gladstone Power Station is the captive power plant

•	A 49.75% investment in Rio Tinto Escondida Limited, the owner of a 30% interest in Escondida. Escondida is a copper mine in Chile’s Atacama Desert which is operated by BHP Billiton

•	A 30% investment in Rio Tinto Indonesia Holdings Limited, the holding company of PT Rio Tinto Indonesia, part owner of the Grasberg copper-gold mine in Indonesia. The mine is owned and operated by Freeport-McMoRan Copper & Gold. Rio Tinto has a 40% joint venture interest in Grasberg’s 1995 mine expansion.

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•	A 30% indirect interest in the La Granja copper development project in northern Peru

•	A 25% indirect investment in Kennecott Utah Copper (100% owned by Rio Tinto), which is a copper mining, smelting, and refining company located in Utah, United States

•	A 15% indirect investment in Hamersley Iron (100% owned by Rio Tinto). Hamersley Iron owns about 700 kilometres of dedicated railway, and port and infrastructure facilities located at Dampier, Western Australia. These assets are run as a single operation managed and maintained by Rio Tinto Iron Ore. This investment does not include participation in any of Rio Tinto Iron Ore’s Pilbara joint ventures such as Robe River, Hope Downs, BaoHI, Channar and Rhodes Ridge.
Chinalco’s investments will be made through participation in the relevant Rio Tinto entities which own these assets, and the form of that investment will vary between each entity. If the transactions involving certain assets do not complete on the date on which the transactions involving Hamersley Iron, Weipa, Yarwun and Escondida (in certain circumstances) and the convertible bonds complete, Chinalco will pay certain sums into escrow which will then be paid to Rio Tinto on completion of the transactions involving those particular assets.
Product Group Strategic Alliances
Strategic alliance committees will be established for each of the aluminium, copper and iron ore strategic alliances with Chinalco’s representation and voting rights generally in line with its level of investment. The committees will provide a forum for discussion of matters relating to the particular assets that constitute that strategic alliance. Rio Tinto will chair the strategic alliance committees and will hold a casting vote. Rio Tinto will retain day-to-day management and operational control of the underlying assets that Rio Tinto manages. Chinalco is entitled to appoint two out of six members of the iron ore strategic alliance committee, and three out of six members of each of the aluminium and the copper strategic alliance committees. Chinalco will have the right to be represented on the board of the holding company of each particular asset. Appropriate governance arrangements will be in place to ensure continued independent and commercial decision making.
Aluminium
The aluminium strategic alliance will consist of a number of alliances with Chinalco, initially including indirect investments in the Weipa bauxite mine, the Yarwun alumina refinery and Boyne Island smelter and Gladstone Power Station, as described above. Rio Tinto and Chinalco have also identified future areas of co-operation, all of which will be subject to formal agreement by the strategic alliance committee and the Boards of Rio Tinto.
The strategic alliance committee will also establish a pro-rata jointly-owned bauxite marketing venture. The strategic alliance would market a proportion of Weipa-produced bauxite outside Australia, after satisfying Rio Tinto’s internal requirements, with the remaining bauxite marketing to be managed by Rio Tinto. As part of the agreement, Chinalco will also receive a 25 year commitment for bauxite supply from Weipa on arm’s length terms.
Copper
The copper strategic alliance will consist of a number of alliances with Chinalco relating to investments in Kennecott Utah Copper, Escondida, Grasberg and La Granja.

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Iron ore
The iron ore alliance with Chinalco will consist of the 15% investment in Hamersley Iron described above. Rio Tinto and Chinalco will establish a jointly-owned sales company which will market 30% of Hamersley Iron’s iron ore output in China. In addition, this sales company will contract the marketing with Rio Tinto. All other marketing of iron ore will be carried out by Rio Tinto.
Exploration Strategic Alliance
As part of the strategic partnership, and in addition to the product group strategic alliances, Chinalco and Rio Tinto intend to pursue additional co-operative arrangements and new business opportunities, including sharing of operational and capital project best practices. As a demonstration of this project development initiative, Rio Tinto and Chinalco are already negotiating a possible agreement in relation to the joint development of Rio Tinto’s Simandou iron ore project in Guinea and have entered into a memorandum of understanding to establish a strategic alliance to explore opportunities in mainland China that will allow Rio Tinto to take an interest in discovered deposits.
Project Development Fund
Rio Tinto and Chinalco will establish a project development fund, using the initial capital contribution from Chinalco described above, to exploit project opportunities in aluminium, copper and iron ore, to be held within the framework of the relevant strategic alliance. Potential investments include exploration projects in China, opportunities within the parties’ aluminium businesses in Australia and China, and Rio Tinto’s existing development projects.
Secondment Policy
In order for Rio Tinto and Chinalco to capture and transfer the best practice and experience that each company has established over time, Rio Tinto and Chinalco have agreed a secondment policy under which Chinalco may second executive, senior management or junior personnel, as appropriate, into roles within each asset and/or into each strategic alliance. Rio Tinto may second appropriate management and technical personnel to Chinalco.
Relationship Agreement
On completion of the transaction, Chinalco and Rio Tinto will enter into a relationship agreement to regulate the continuing relationship between the parties. In particular, the agreement will ensure that: (a) Rio Tinto is capable of carrying on its business independently of Chinalco as a significant shareholder; (b) transactions and relationships between Chinalco (or any of its associates) and Rio Tinto are at an arm’s length and on normal commercial terms; (c) Chinalco shall be entitled to nominate up to two directors (one of whom shall be an independent director) to the Rio Tinto Boards as long as it continues to hold at least 14.9% of the aggregate publicly held share capital of Rio Tinto (assuming conversion of the convertible bond). Should Chinalco’s shareholding in Rio Tinto fall below 14.9%, (but remain above 9.9%) Chinalco shall be entitled to nominate one director to the Rio Tinto Boards; and (d) directors of Rio Tinto nominated by Chinalco shall not be permitted to vote on any Board resolution on any matter involving Chinalco or where the Boards determine in accordance with the Boards’ conflicts policy that there is a conflict of interest. The relationship agreement will terminate in the event that Chinalco ceases to hold 9.9% of the aggregate publicly held share capital of Rio Tinto or if Rio Tinto plc ceases to be listed on the Official List in the United Kingdom and traded on the London Stock Exchange and Rio Tinto Limited ceases to be admitted on the official list of, and its securities quoted on, the Australian Securities Exchange.

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Convertible Bonds
Chinalco will invest a total of US$7.2 billion in subordinated convertible bonds (the “Bonds”) issued by Rio Tinto plc and Rio Tinto Limited (or companies within the Rio Tinto Group) with a maturity of 60 years. If converted, the Bonds would increase Chinalco’s current shareholdings to 19.0% in Rio Tinto plc and 14.9% in Rio Tinto Limited, equivalent to an 18.0% interest in the Rio Tinto Group. The Rio Tinto plc Bonds will pay an annual coupon of 9.0% and the Rio Tinto Limited Bonds will pay an annual coupon of 9.5%.
Each of the Rio Tinto plc and Rio Tinto Limited Bonds will be split into two tranches. Tranche A of the Bonds will convert into Rio Tinto plc shares and Rio Tinto Limited shares at an initial conversion price equivalent to US$45 per share. Tranche B of the Bonds will convert into Rio Tinto plc shares and Rio Tinto Limited shares at an initial conversion price equivalent to US$60 per share. However, these conversion prices are subject to adjustment in certain circumstances such as, inter alia, share consolidations, share splits and share distributions. Tranche A represents US$3.1 billion of the total issue size, and Tranche B represents US$4.1 billion of the total issue size.
The respective conversion premium to be paid by Chinalco on Tranche A and Tranche B of the Bonds is:
•	107% for Tranche A and 176% for Tranche B to the Rio Tinto plc closing price on 30 January 2009

•	68% for Tranche A and 124% for Tranche B to the Rio Tinto Limited closing price on 30 January 2009
30 January 2009 was the last trading day prior to the date on which Rio Tinto announced that it was in discussions with Chinalco regarding Chinalco potentially acquiring interests in various operating businesses of the Rio Tinto Group and also investing in convertible bonds.
The Bonds will be convertible into ordinary shares of Rio Tinto plc and Rio Tinto Limited at any time from 41 days after the closing date up to a certain number of days prior to the earlier of the maturity date of the Bonds and the date of redemption of the Bonds. The Bonds will be redeemable by Rio Tinto after seven years. If so redeemed for cash, Rio Tinto presently intends to replace the Bonds with instruments that achieve similar rating agency equity credit.
The Bonds have been structured with the aim of achieving 50% equity credit from the rating agencies. Standard & Poor’s has indicated, subject to satisfactory final documents and the amount to be issued relative to the capital of the Group, that the Bonds would be eligible for intermediate (50%) equity credit. The amount of equity credit is subject to final confirmation by the agencies.
4. Financial Impact
The table below sets out the gross assets, net earnings and EBITDA of the assets that are the subject of the strategic alliances. The data is extracted from the Group’s unaudited financial statements for the year ended 31 December 2008 and represents Rio Tinto’s interest prior to completion of the transaction.
The table below also sets out Chinalco’s proposed share of Rio Tinto’s economic interest in the assets that are the subject of the strategic alliances as well as Chinalco’s proposed share of the attributable EBITDA of the assets that are the subject of the strategic alliances based on Rio Tinto’s unaudited financial statements for the year ended 31 December 2008.

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						Proposed
					Proposed	Chinalco
					Chinalco	Share of
		Gross	Net		Share of	Attributable
		assets	earnings	EBITDA	Rio Tinto	EBITDA
	Strategic	(US$	(US$	(US$	Economic	(US$
Asset	Alliance	million)	million)	million)	Interest	million)

Weipa	Aluminium	577	80	162	30%	49

Yarwun	Aluminium	1,095	6	82	50%	41

Gladstone Power Station	Aluminium	232	13	39	49%	19

Boyne	Aluminium	382	114	226	49%	111

Escondida	Copper	1,052	836	1,464	49.75%	728

Grasberg	Copper	652	4	38	30%	11

La Granja	Copper	34	(136)	(136)	30%	(41)

Kennecott	Copper	3,755	998	1,587	25%	397

Hamersley Iron	Iron Ore	6,242	3,926	6,163	15%	924

Total	—	14,021	5,841	9,625	—	2,239

Notes:

1.	Chinalco’s proposed share of attributable EBITDA represents the share of Rio Tinto’s attributable EBITDA which would have been attributable to Chinalco if the transaction had occurred on 1 January 2008.

2.	Transfers of bauxite from Weipa to alumina refineries that are owned by the same legal entity are currently recorded at prices which are based on cost of production. Following completion of the transaction, all Weipa sales will be made at an arm’s length market price to separate legal entities. If the transaction had occurred on 1 January 2008, the impact of applying a third party bauxite sales price (as realised on actual third party sales) to the intra-group transfers would have been an increase in the EBITDA of Weipa of US$72 million and a decrease in the EBITDA of Yarwun of US$36 million.

3.	Gross assets data for Weipa and Yarwun exclude trade receivables balances, since these are recorded in a separate accounting ledger within Rio Tinto Aluminium. Similarly, Boyne gross assets do not include inventory or trade receivables.

4.	EBITDA refers to the reported underlying EBITDA, as reported in Rio Tinto’s full year results announcement, and represents 100% of the EBITDA for Rio Tinto’s consolidated subsidiaries and the Group’s share of EBITDA relating to equity accounted units.

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5. Use of Proceeds
The proceeds of US$19.5 billion will be used in part for the prepayment of a US$8.9 billion tranche of the Alcan credit facilities due in October 2009 and the US$10.0 billion due in October 2010.
The proceeds will strengthen Rio Tinto’s financial position, support the Group’s efforts to restore its long-term credit rating to single A and enhance the Group’s ability to access the credit markets as required on more favourable terms.
Rio Tinto will also have enhanced flexibility to use its cash flows to invest in the Group’s existing assets and growth projects and selectively to invest in future value enhancing acquisition opportunities. This will position Rio Tinto well for a recovery in its key markets and to benefit from the positive long-term demand outlook for its commodities.
On 10 December 2008, in response to the unprecedented rapidity and severity of the global economic downturn, Rio Tinto announced initiatives aimed at preserving value for shareholders by conserving cashflow and reducing levels of debt. These initiatives included significant reductions in capital expenditure for 2009 and potentially in 2010. Following the strengthening of its balance sheet, made possible by the completion of this transaction, Rio Tinto will continue selective long-term investment in certain growth projects. Following completion of the transaction, the Yarwun, Kestrel and Clermont expansions will proceed along with work to facilitate the Hail Creek expansion and continuation of preparatory activities for 320mtpa iron ore capacity in the Pilbara, Western Australia.
6. Financing the Transaction
Chinalco is in the process of securing the necessary financing for the Transaction. The Boards of Rio Tinto have received highly confident letters supporting Chinalco’s financing. Chinalco is required under the terms of the transaction to complete the financing arrangements by 31 March 2009.
7. Benefits of the Strategic Partnership
The Transaction creates a pioneering strategic partnership with a leading Chinese diversified resources company. The strategic partnership creates:
•	Strategic alliances for project development in emerging economies combining the complementary skills of the two groups, including Chinalco’s capabilities to deliver infrastructure projects and Rio Tinto’s leadership in operational excellence and sustainable development;

•	A framework for the creation of further, synergistic strategic alliances between Chinalco’s assets and Rio Tinto’s assets in similar geographies; and

•	The potential for partnership in developing brownfield and greenfield growth opportunities in China and other emerging markets.
In addition, the Chinalco relationship will facilitate access for Rio Tinto to funding for project development from Chinese financial institutions.
The transaction meets a number of Chinalco’s strategic objectives including providing an appropriate long term financial return, achieving further geographic and commodity diversification and the alignment of Chinalco with a top tier global mining company, its workforce and management team.
The Chinese market accounts for one third of global demand and two thirds of global demand growth in industrial metals. Of Rio Tinto’s three principal products, China consumes over a third of world’s aluminium, over a quarter of the world’s copper and over half of the world’s seaborne iron ore.

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Rio Tinto was one of the first resource companies to recognise the potential in China by establishing the first iron ore joint venture in 1987, by being the first to export iron ore to China in 1973 and by being the first to recognise and respond to the structural upturn in the Chinese economic growth profile that has powered the global economy over recent years. The strategic partnership with Chinalco is a continuation of this relationship with China, and provides Rio Tinto with an unrivalled competitive position by aligning itself with one of China’s leading diversified resource companies with a record of growth across multiple sectors.
8. Board Structure
In recognition of its significant investment and consistent with the strategic partnership, Chinalco will be offered two non-executive Board positions to complement the existing Rio Tinto Boards. One of these directors nominated by Chinalco will be required to be a person determined by the Rio Tinto Boards to be independent. Rio Tinto will comply fully with the UK Combined Code on Corporate Governance following completion of the Transaction. These appointments will be on the same terms as the other non-executive directors of Rio Tinto.
9. Overview of Chinalco
Chinalco is an international diversified mineral resources company and one of the largest diversified metals and mining companies in China2. Chinalco is an industry leader in processing nonferrous minerals. It conducts exploration and mining, processes various mineral resources including bauxite, copper and other metals, and provides engineering and technical services to the mining industry. Headquartered in Beijing, Chinalco and its subsidiaries have operations in 22 provinces in China and 15 overseas offices in 10 countries and regions.
Chinalco is the largest domestic Chinese producer of aluminium, and the third largest domestic Chinese producer of copper2. It produces other metals and most of the fabricated products from these metals. Chinalco is also one of the world’s leading alumina and primary aluminium producers2. Chinalco’s assets are primarily located in China, with other assets, operations and investments located around the world. Chinalco has approximately 34 directly owned or controlled subsidiaries, with approximately 200,000 employees.
Chinalco’s corporate objective is to transform itself from the largest Chinese producer and refiner of aluminium to a leading diversified international resources company integrated into the global market.
In pursuit of that objective, Chinalco has sought to:
•	Integrate its domestic assets to take advantage of cost benefits from economies of scope and scale in its operations, which extend from mining through to fabrication;

•	Diversify its product offering to copper and other nonferrous metals;

•	Invest in research and development and deploy cutting-edge technology to its facilities;

•	Capitalise on the competitive advantages of operating in China; and

•	Expand its domestic and, increasingly, its international operations.
Chinalco’s significant strategic milestones since its formation in 2001 include:
•	2001 — Chinalco sponsored the listing of its subsidiary, Aluminium Corporation of China Limited (“Chalco”) on the Hong Kong and New York stock

[2]	On a consolidated basis taking into account Chinalco group assets and subsidiaries

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exchanges, and, in 2007, its listing on the Shanghai stock exchange. Chalco has a BBB+ credit rating from Standard & Poors. Chinalco currently holds 38.6% of the issued capital in Chalco;

•	2007 — Chalco acquired the licence to develop the proposed A$3 billion Aurukun bauxite project in Queensland, Australia;

•	2007 — Chinalco acquired Peru Copper Inc, a company listed on the Toronto stock exchange, for US$860 million;

•	2007 — Chalco entered into a co-operation framework agreement to construct a primary aluminium plant in Saudi Arabia; and

•	2008 — Chinalco made an initial investment in Rio Tinto.
Between 2001 and 2007, the value of the company’s assets increased by a factor of approximately 4.7 times, representing a compound annual growth rate of approximately 29%. Over the same period, sales revenue increased by a factor of approximately 7.2 times, reflecting a compound annual growth rate of approximately 39%.
For more information, please go to www.chinalco.com
10. Overview of Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Rio Tinto released preliminary results for the financial year ended 31 December 2008 on 12 February 2009. The full announcement can be found at www.riotinto.com.
11. Recommendation
The Boards of Rio Tinto plc and Rio Tinto Limited are unanimously recommending that Rio Tinto shareholders vote in favour of the resolutions to be proposed at the shareholders’ meetings.
12. Expected Timetable
Rio Tinto and Chinalco will apply for the relevant governmental and regulatory clearances in the near future. Once the timetable for these approvals has been established, Rio Tinto will convene meetings of its shareholders which are currently expected to take place in May 2009. The initial completion of the Transaction is scheduled to occur prior to 31 July 2009.
13. Regulatory Clearances
The transaction is conditional upon obtaining governmental or regulatory clearances in China, the United Kingdom, Australia and the United States, as well as regulatory and anti-trust approvals in Australia and Germany. It is also subject to the approval of Rio Tinto shareholders at the shareholders’ meetings. It is expected that, subject to the satisfaction or, where relevant, waiver, of all of the conditions, most elements of the transaction will become effective by 31 July 2009.
14. Escrow, Exclusivity, Break Fee and Liquidated Damages Arrangements

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All components of the transaction are intended to close simultaneously. If, however, all elements of the transaction do not complete on the same date at which the transactions concerning Hamersley Iron, Weipa, Yarwun, Escondida (in certain circumstances) and the convertible bond complete, Chinalco will pay certain sums into escrow which will then be paid to Rio Tinto on completion of the transactions involving those particular assets.
The transaction is governed by an implementation agreement entered into by the parties. The implementation agreement provides for the following in relation to exclusivity, break fees and liquidated damages arrangements:
Break Fee Obligations
Subject to certain exceptions, the implementation agreement provides for a break fee of $195 million to become payable by Rio Tinto to Chinalco in the following circumstances:
(a) the Rio Tinto Boards withdraw or adversely change their recommendation that Rio Tinto shareholders approve the resolutions necessary for the transaction; or
(b) the Rio Tinto Boards recommend a competing proposal.
The break fee is not payable where:
(i) despite a triggering event, Rio Tinto shareholders approve the resolutions necessary for the Transaction;
(ii) the Rio Tinto Boards have not withdrawn or adversely changed their recommendation and Rio Tinto shareholders do not approve the resolutions necessary for the transaction, or all or part of the Transaction does not complete because a condition precedent is not satisfied;
(iii) an independent expert determines that the transaction is not fair and reasonable; or
(iv) the implementation agreement has been terminated or Rio Tinto is unilaterally entitled to terminate the implementation agreement.
The break fee is payable only once and will constitute Chinalco’s sole and exclusive remedy in connection with the events and circumstances triggering the obligation to pay.
Exclusivity Arrangements
The implementation agreement contains customary terms and conditions for an agreement of this nature which restrict Rio Tinto from soliciting a competing proposal from any third party, or entering into negotiations or discussions in relation to a competing proposal with any third party.
The restriction on negotiations or discussions with third parties does not prevent Rio Tinto from engaging in such negotiations and discussions in the event that the Rio Tinto Boards (after having considered advice from their legal and, if appropriate, financial advisers), acting in good faith and in order to satisfy what they reasonably consider to be their fiduciary or statutory duties, determine that there is a superior proposal available to Rio Tinto, or one or more proposals may reasonably be expected to lead to a superior proposal. Where the Rio Tinto Boards have made such a determination, Rio Tinto is required to notify Chinalco of the general nature of that superior proposal. If the Rio Tinto Boards intend to recommend a superior proposal, then prior to the publication of that recommendation Rio Tinto shall provide Chinalco with the material terms of the proposal and an opportunity to respond.
The above exclusivity arrangements apply from the period commencing on the date of this announcement and end on the earlier of the date of termination of the implementation agreement, or the date on which the transactions in respect of

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the convertible bonds, Hamersley Iron, Weipa, Yarwun and (subject to certain conditions) Escondida complete.
Liquidated Damages
Rio Tinto has agreed to a liquidated damages regime in the case of its wilful breach of obligations to establish the joint ventures for Escondida, Grasberg and Kennecott Holdings. This is designed to protect Chinalco against the risk that it completes the first tranche of the transaction, and Rio Tinto subsequently breaches the obligations to deliver the balance of the assets. Total liquidated damages payable are US$850 million. The liquidated damages would not be payable unless the shareholders approved the Transaction, as the regime only applies once initial completion has occurred.
General
The transaction will be on the terms and subject to the conditions set out in the transaction documents, and to be set out in a circular to Rio Tinto shareholders. The circular will contain further financial and other information and will be sent to Rio Tinto shareholders shortly.
15. Advisors
Credit Suisse and Morgan Stanley are Rio Tinto’s financial advisors in connection with the transaction.
Nomura, Blackstone, CICC and J.P.Morgan are Chinalco’s financial advisors in connection with the transaction.

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For further information, please contact:

For Rio Tinto:

Media Relations, London	Media Relations, Australia
Christina Mills	Ian Head
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 408 360 101

Nick Cobban	Amanda Buckley
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 419 801 349

Media Relations, US and South America	Media Relations, Canada
Tony Shaffer	Stefano Bertolli
Office: +1 202 393 0266	Office: +1 (0) 514 848 8151
Mobile: +1 202 256 3667	Mobile: +1 (0) 514 915 1800

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7781 2049	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3867 1607
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645

Email: questions@riotinto.com

Website: www.riotinto.com

High resolution photographs available at:
www.newscast.co.uk

For Chinalco:

Maitland, Media advisors to Chinalco, London	FD Third Person, Media advisors to Chinalco, Australia
Office: +44 (0) 20 7379 5151

Philip Gawith	Jim Kelly
Mobile: +44 (0) 7887 954 048	Mobile: +61 (0) 412 549 083
Office: + 61 (0) 2 8298 6100

Liz Morley	Amanda Lee
Mobile: +44 (0) 7798 683 108	Mobile: +61 (0) 410 774 618
Office: + 61 2 8298 6100

www.chinalco.com

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Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1933, as amended. Such statements include, but are not limited to, statements with regard to the outcome and the benefits of the proposed Transaction, including any statements about synergies, value creation, project and operational developments or opportunities, capacity, future production and grades, projections for sales growth, estimated revenues and reserves, cost savings, the cost of new projects, projected capital expenditures, the timing of new projects, future cash flow and debt levels, the outlook for minerals and metals prices, the outlook for economic recovery and trends in the trading environment and may be (but are not necessarily) identified by the use of phrases such as “will”, “intend”, “estimate”, “expect”, “anticipate”, “believe” and “envisage”. Such forward-looking statements are based upon the current beliefs and expectations of Rio Tinto’s and Chinalco’s management and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future and may be outside the control of Rio Tinto or Chinalco.
Actual results and developments may differ materially from those expressed or implied in such forward-looking statements because of a number of factors, including the following: the synergies value creation, project and operational developments or opportunities, being lower than expected or not being realized within the expected time period; the integration costs being higher than expected; the ability to obtain regulatory, governmental and self-regulatory organization approvals of the proposed Transaction on the proposed terms and schedule; the failure of Rio Tinto shareholders to approve the proposed Transaction; the risk that the Strategic Alliances will not be successfully implemented and operated; the disruption from the proposed Transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed Transaction is not competed, including, but not limited to, due to the failure to satisfy the closing conditions; Rio Tinto’s and Chinalco’s ability to accurately predict future market conditions; levels of demand and market prices; the ability to produce and transport products profitably; the impact of foreign currency exchange rates on market prices and operating costs; operational problems; political uncertainty and economic conditions in relevant areas of the world; the actions of competitors; activities by governmental authorities, such as changes in taxation or regulation; exposure to litigation and/or regulatory actions. In the case of Rio Tinto, additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the risk factors of Rio Tinto’s most recent Annual Report on Form 20-F filled with U.S. Securities and Exchange Commission (the “SEC”) and in Rio Tinto’s other filings with the SEC. Forward-looking statement should, therefore, be construed in the light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement.
Nothing in this announcement should be interpreted to mean that the future earnings per share of Rio Tinto will necessarily match or exceed its historical published earnings per share.
Other than in accordance with their respective legal and regulatory obligations (including, in the case of Rio Tinto, under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Services Authority), neither Rio Tinto, nor Chinalco is under any obligation, and each or Rio Tinto and Chinalco expressly

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disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Credit Suisse (Credit Suisse Securities (Europe) Limited) which is authorised and regulated in the United Kingdom by the Financial Services authority is acting as financial adviser to Rio Tinto Plc and Rio Tinto Limited and is acting for no one else in connection with the Transaction and will not be responsible to anyone other than Rio Tinto Plc and Rio Tinto Limited for providing the protections afforded to the clients of Credit Suisse nor for providing advice in relation to the potential Transaction, the contents of this announcement or any other matter referred to herein.
Morgan Stanley (Morgan Stanley & Co. Limited) which is authorised and regulated in the United Kingdom by the Financial Services authority is acting as financial adviser to Rio Tinto Plc and Rio Tinto Limited and is acting for no one else in connection with the Transaction and will not be responsible to anyone other than Rio Tinto Plc and Rio Tinto Limited for providing the protections afforded to the clients of Morgan Stanley nor for providing advice in relation to the potential Transaction, the contents of this announcement or any other matter referred to herein.